

December 11, 2012

Via Email
James M. Zemlyak
Senior Vice President and Chief Financial Officer
Stifel Financial Corp.
501 North Broadway
St. Louis, MO 63102

>   **Re: Stifel Financial Corp.**
>   **Registration Statement on Form S-4**
>   **Filed November 26, 2012**
>   **File No. 333-185145**

Dear Mr. Zemlyak:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4 Filed on November 26, 2012
General

1.   We note that members of senior management of KBW will continue to serve in a senior management capacity following the merger's closing after receiving substantial cash and equity compensation as part of employment agreements and waiving certain provisions in their existing change in control agreements. In addition, a key aspect of the negotiations of the terms of the merger resulted in an increase of the retention pool of $17 million and an increase of the merger consideration of approximately $6.9 million.

Please provide an analysis of whether Rule 13e-3 applies to the transaction and whether, as a result of such arrangements, KBW is an affiliate of yours engaged in a going private transaction. Please refer to Exchange Act Rule 13e-3(a) and Compliance & Disclosure Interpretations 201.01 and 201.06 for guidance available at http://www.sec.gov/divisions/corpfin/guidance/13e-3-interps.htm

Proposal One: The Merger, page 55
Merger Consideration, page 55

2.   Please revise this section to include a table that provides specific examples of what the per share merger consideration would be following the determination of the average of the volume weighted average price of your common stock during the applicable time period. Use at least one example for each of the three merger consideration scenarios in the table:

- average of the volume weighted average price of less than or equal to $29.00;

- average of the volume weighted average price of between $29.00 and $35.00; and

- average of the volume weighted average price of greater than or equal to $35.00.

Additionally, clarify that if the average volume weighted average is less than or equal to $29.00, the total consideration will be less than $17.50. If the volume weighted average price is between $29.00 and $35.00, the total consideration will be $17.50. If the volume weighted average price is greater than or equal to $35.00, the total consideration will be more than $17.50.

Background of The Merger, page 56

3.   We note that Stifel's representatives and KBW's representatives engaged in a series of negotiations. Please describe in greater detail the nature and substance of the deliberations conducted at the meetings, including the specific matters discussed and the conclusions reached. Your disclosures should explain how the material terms changed during the course of the negotiations. For example, please provide the following:

- Describe each meeting between the parties and identify the individuals present at each meeting.

- Describe how the parties came to an expectation that Stifel was prepared to offer up to $10.00 in cash and a fraction of a share of Stifel common stock in September 2012.

- Discuss whether Messrs. Senchak, Duffy, and Michaud were identified as potential beneficiaries of the retention pool as of September 2012.

- Describe the substance of the conversations regarding the draft merger agreement.

- Identify the independent members of the Stifel board.

- Please identify the members of the KBW board who participated in the separate meetings. Identify each meeting and the issues discussed and conclusions reached at those meetings.

4.   If accurate, please clarify here, and in "Interest of Certain Persons in the Merger," that Mr. Senchak and Mr. Michaud identified the potential acquirers, negotiated the terms of the transaction, negotiated the waiver of the change in control provisions and negotiated their new employment agreements with Stifel. Additionally, revise the "Background of the Merger" section to identify the meetings in which the waiver of the change in control provisions and new employment agreements were discussed. To the extent that Mr. Duffy participated in these meetings, please clarify.

5.   Please refer to the paragraph that begins "In the afternoon of November 2, 2012…" on page 60. The paragraph states that from November 2, 2012 until November 5, 2012 the "parties" negotiated the merger agreement and related documents. Please clarify whether the party negotiating on behalf of KBW consists of the independent directors or Mr. Senchak and Mr. Michaud. Please revise to clarify.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Eric Envall at (202) 551-3234 or me at (202) 551-3675 with any questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director